Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Gaylord Entertainment Company (the “Company”) for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, and warrants, and subscription rights to purchase common stock, preferred stock or debt securities up to an aggregate amount of $750 million, and to the incorporation by reference therein of our reports dated February 27, 2009 with respect to the consolidated financial statements and financial statement schedules of the Company and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

Nashville, Tennessee	/s/ Ernst & Young LLP
May 7, 2009	Ernst & Young LLP